WOODSIDE
AUSTRALIAN ENERGY

03 APR 15 AM 7:21

28 March 2003


03050945

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

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Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to a presentation being given today by the Company's Managing Director, John Akehurst, to the CSFB Conference in Hong Kong, lodged with the Australian Stock Exchange on 28 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840: Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178